Plastron Acquisition Corp. IV
712 Fifth Avenue
New York, NY 10019

October 4, 2011

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Plastron Acquisition Corp. IV (the “Company”)
Amendment No. 1 to Registration Statement on Form 10-12(g)
Filed September 6, 2011
File No. 000-54465

Dear Ms. Jenkins:

This letter is in response to the comments contained in the Staff’s letter to Plastron Acquisition Corp. IV (the “Company”), concerning the Amendment No. 1 to Form 10-12(g), filed with the Securities and Exchange Commission on September 6, 2011 (the "Amendment No. 1"), and dated September 26, 2011 (the “Comment Letter”).

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter. Please note that we have not changed the page numbers in the headings or comments from the Comment Letter, and the page numbers referred to in our responses below refer to the Amendment No. 1.

On behalf of the Company, the following are our responses to the Staff’s comments:

Form 10-12G/A, filed September 6, 2011

Notes to Financial Statements, page F-7

1.
We note your response to comment nine in our letter dated August 22, 2011 and reissue our comment. Please disclose the date through which you have evaluated subsequent events, as well as whether that date is either the date the financial statements were issued or available to be issued, as required pursuant to FASB ASC 855-10-50-1.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure accordingly.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Richardson & Patel LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely,

Plastron Acquisition Corp. IV

By:	/s/ Michael Rapp
Michael Rapp
President